UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14f-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File No. 000-20936

                       INDUSTRIAL ELECTRIC SERVICES, INC.
                    (Exact name of registrant in its charter)

               FLORIDA                                  20-3505071
               -------                                  ----------
   (State or other jurisdiction of         (I.R.S. Employer Identification No.)
   incorporation or organization)

                               Shennan Zhong Road
                                 PO Box 031-072
                             Shenzhen, China 518000
                             ----------------------
           (Address of principal executive office, including Zip Code)

                  Registrant's telephone number - (212)561-3604

         Securities registered under Section 12(g) of the Exchange Act:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                              (Title of each class)

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The number of shares outstanding of each of the Company's classes of common stock, as of February 14 2007 is 15,350,000 shares, all of one class, no par value per share. Of this number, 350,000 shares were held by non-affiliates of the Company

*Affiliates for the purpose of this item refers to the Company's officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company's securities as record holders only for their respective clienteles' beneficial interest) owing 5% or more of the Registrant's common stock, both of record and beneficially.

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             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

  We are furnishing this Information Statement to all of the holders of record of our common stock, no par value per share, at the close of business on
                               February 27, 2007.

           This notice is required by Section 14(f) of the Securities
 Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and
                          Exchange Commission ("SEC").

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            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

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                                  INTRODUCTION

      This Information Statement sets forth the change in the majority of the Company's board of directors effected by that certain Stock Transaction described below, and contains related biographical and other information concerning the Company's executive officers, directors and certain beneficial holders. This Information Statement is being filed with the Securities and Exchange Commission ("SEC") and delivered to stockholders holding all 15,350,000 of the issued and outstanding shares of common stock, no par value per share, of Industrial Electric Services, Inc. ("INEL" or the "Company"), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company's directors.

      However, because the Company's articles of incorporation and by-laws permit vacancies in its board of directors (the "Board") to be filled by a majority of the remaining directors, the holders of the Company's shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

      All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company filings may be obtained from the SEC's website at http://www.sec.gov. Upon the completion of the Stock Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

                         CHANGE IN MAJORITY OF DIRECTORS

      On February 16, 2007, Xia Wu ("Wu") and Edward Lynch (the "Seller") consummated Wu's purchase of shares of capital stock of the Company in accordance with the terms and conditions of that certain Stock Purchase Agreement, dated as of February 8, 2007, by and between Wu and the Seller (the "Purchase Agreement"). Under the terms of the Purchase Agreement, for and in consideration of $675,000, the Seller sold, and the Purchaser acquired, a total of 15,000,000 shares of the common stock, no par value, of the Company, constituting 97.72% of the shares of the Company then issued and outstanding (the "Stock Transaction").

      As contemplated by the Stock Transaction, the Seller resigned from the Company's Board of Directors effective at the Effective Date (as defined below) and, prior to his resignation, elected the Purchaser to the Board of Directors in accordance with the Company's By-Laws. The Purchaser took office as director effective upon the closing of the Stock Transaction and subject to the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by the resignation of the Seller from the Board of Directors (the "Effective Date").

                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock as of December 31, 2006; (ii) each director and executive officer of the Company as of December 31, 2006; (iii) all officers and directors of the Company as a group as of December 31, 2006; and (iv) all proposed beneficial owners, directors and officers (individually and as a group) of the Company after giving effect to the Stock Transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.

       Name and Address             Shares of INEL Stock       Percentage      Shares of INELStock      Percentage
   Of Beneficial Owner (1)      Beneficially Owned Prior to   of Class (2)      Beneficially Owned     of Class (2)
   -------------------             the Stock Transaction      --------            After the Stock      --------
                                                                                   Transaction

Edward Lynch (3)                         15,000,000              97.72%                 0                   0%
Xia Wu (4)                                   0                     0%               15,000,000            97.72%
Executive Officers and
Directors as a Group                     15,000,000              97.72%             15,000,000            97.72%

-------------

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised.

(2) The percentages listed in the "Percent of Class" column are based upon 15,350,000 issued and outstanding shares of Common Stock.

(3) Mr. Lynch resigned from the Board of Directors effective as of the Effective Date. The address for Mr. Lynch is 289 Blue Sky Parkway, Lexington, KY 40509.

(4) Xia Wu was elected to the Board, effective on the Effective Date. The address for Xia Wu is Shennan Zhong Road., PO Box 031-072, Shenzhen, China 518000.

      Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares.

                        DIRECTORS AND EXECUTIVE OFFICERS

Management

      Pursuant to the Purchase Agreement, Ms. Wu was elected a director of the Company and, at the Effective Date, the resignation of Edward Lynch, current director of the Company, will become effective. The following table sets forth information regarding the current executive officers and directors of the Company and the executive officers and directors of the Company following the completion of the Stock Transaction and the Effective Date.

      The Company's existing management consists of:

Name                            Age          Title
----                            ---          -----
Edward Lynch                    54           CEO, President and Director

Edward Lynch -

      Mr. Lynch has been our CEO, president and director since our inception in August 2005. He has been CEO of our subsidiary, Industrial Electric Services LLC since December 2003. From August 2004 to date, he has been CEO of International Machinery Services, an equipment installation firm. From July 2002 to August 2003 he was CFO of B&B Electric Co., Inc., an electrical contractor. From March 2002 to July 2002 he was not employed by any firm. From October 2002 to February 2003 he was a business consultant at Clearbrook & Co. Ltd. From July 1987 to March 2002, he was Vice president of Duncan Machinery Movers, Inc. He holds a CPA license in Kentucky. He received a BS in Accounting from the University of Kentucky in 1974

      At the Effective Date, the Company's management shall consist of:

Name                            Age          Title
----                            ---          -----
Xia Wu                          32           Chairman, Chief Executive Officer,
                                             President, Chief Financial Officer,
                                             Secretary and Director

Xia Wu -

      Since 2001, Xia Wu has been the Manager of the Shipping Department at Shenzhen City Jin Xing Company. From 1997 to 2001, Ms. Wu was the Manager of Shipping Department in Guangzhou City Bai Yun Qu Zue Yue Fashion Company Limited. Ms. Hu is a graduate from Hua Nan Agriculture University.

Board of Directors: Compensation and Meetings

      All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board. Currently, directors receive no compensation.

      All directors may be reimbursed by the Company for any expenses incurred in attending directors' meetings provided that Claremont has the resources to pay these fees. The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Committees of the Board of Directors

      Concurrent with having sufficient members and resources, the Company's board of directors will establish an audit committee and a compensation committee. The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

      No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

                             EXECUTIVE COMPENSATION

Executive Officers and Directors

      The following sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2005 and 2006 paid to the Company's Chief Executive Officer ("CEO") and the Company's four most highly compensated executive officers, if any, other than the CEO whose total compensation during fiscal years 2006 and 2005 exceeded $100,000 and who were serving as executive officers at the end of the 2006 and 2005 fiscal years (collectively, the "Named Executive Officers").

EXECUTIVE COMPENSATION IN LAST FISCAL YEAR


                                                                                    Long Term Compensation
                                            Annual Compensation                     Awards             Payouts
                                            -------------------                     ------             -------
                                                   Non-Cash                  Restricted   Options/     LTIP         All
Name & Position         Year          Salary       Bonus        Other        Stock        SARs         Payouts      Other
---------------         ----          ------       -----        -----        -----        ----         -------      -----
Edward Lynch            2006            0            0            0            0            0            0            0
       `                2005            0            0            0            0            0            0            0

STOCK OPTION GRANTS IN LAST FISCAL YEAR

      The following table sets forth stock options granted to the Named Executive Officers during the 2006 and 2005 fiscal years.

       Number of Options    % of Total Options                           Grant
       Granted in Fiscal    Granted to Employees  Exercise   Expiration  Value $
Name   Year ended 11/30/05  in Fiscal Year 2005   ($/Share)  Date
--------------------------------------------------------------------------------
None

OPTION EXERCISES DURING AND STOCK OPTIONS HELD AT END OF 2006 AND 2005 FISCAL YEARS

      The following table indicates the total number and value of exercisable stock options held by the Named Executive Officers during the 2006 and 2005 fiscal years.

                                                   Value of Unexercised
       Number of Unexercised                       In-The-Money Options
       Options at Fiscal Year End                  At Fiscal Year End
Name   Exercisable      Unexercisable    Exercisable               Unexercisable
--------------------------------------------------------------------------------
None

      No director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the Stock Transaction, Purchaser acquired 15,000,000 shares of the Company's common stock. After giving effect to the Stock Transaction, Purchaser is the owner of a total of 15,000,000 shares of the 15,350,000 shares of the Company's common stock issued and outstanding, constituting, in the aggregate, 97.72% of the issued and outstanding shares of the Company's common stock. Upon the completion of the Stock Transaction, the Purchaser became a director of the Company.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

      Section 16(a) of the Exchange Act, as amended, requires the Company's executive officers, directors and persons who beneficially own more than 10% of Claremont's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, except as provided below, the Company believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

                                              INDUSTRIAL ELECTRIC SERVICES, INC.


Dated: February 26, 2007                      By: /s/ Xia Wu
                                                  ------------------------------
                                              Name:  Xia Wu
                                              Title: President

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